Exhibit 3.76

- - Memorandum of association of ENSCO Global Resources Limited Each subscriber to this memorandum of association wishes to fonn a company under the Companies Act 2006 and agrees to become a member of the company and to take at least one share. Name of each subscriber Abogado Nominees Limited Dated 8 December 2009 LONDOCS\3162601.01 Authentication by each subscriber For and on behalf of ABOGADO NOMINEES LNITED